Exhibit (d)(2)(D)

Form of Policy Riders

Ameritas Life Insurance Corp.

WAIVER OF SPECIFIED PREMIUM RIDER

This rider is attached to and forms a part of the policy. Except as specifically altered by the rider, all of the provisions, limitations and exclusions of the policy remain in full force and effect.

RIDER SPECIFICATIONS. The effective date, specified premium amount and monthly cost for this rider are shown on the policy schedule. The issue date of this rider is the same as the policy except when this rider is issued at a later date. If this rider is issued after the policy is issued, a revised policy schedule will be issued reflecting the specifications for this rider.

The Waiver of Specified Premium Rider provides payment of a specified premium to be credited to the policy as premiums paid during continued covered disability of the insured under the policy while the policy and this rider are in force. On any monthly date during continued covered disability, the benefit that is paid may be more or less than the cost of insurance and other charges. The cash surrender value may increase or decrease.

Additional premium payments may be required to keep the policy in force.

DEFINITION OF TOTAL DISABILITY. The insured is considered to be totally disabled if:

(1)	During the first 24 months of total disability, the insured is unable to perform any of the substantial and material duties of his or her occupation for wage or profit, due to sickness or accidental bodily injury. Being a homemaker or student is considered engaging in work for wage or profit; and,
(2)	After the first 24 months of total disability, the insured is unable to perform any of the substantial and material duties of his or her occupation for wage or profit, or any other occupation for which he or she becomes reasonably suited by education, training or experience, due to sickness or accidental bodily injury. Being a homemaker or student is considered engaging in work for wage or profit.
(3)	Upon the total and permanent loss, by insured of:
(1)	the sight of both eyes;
(2)	hearing of both ears;
(3)	speech;
(4)	the use of both hands;
(5)	the use of both feet; or
(6)	the use of one hand and one foot.

PAYMENT OF SPECIFIED PREMIUM. We will credit, as premium to the policy, the specified premium benefit amount. This will be credited upon receipt of satisfactory proof that:

(1)	the insured is totally disabled; and
(2)	total disability began while this rider was in force; and
(3)	total disability has continued for six consecutive months.

If the insured’s total disability begins before the policy anniversary nearest the insured’s 60th birthday, we will credit specified premiums due under the policy for the period that the insured continues to be totally disabled. We will continue to credit specified premiums due under the policy, while the policy remains in force.

If the insured’s total disability begins after the policy anniversary nearest the insured’s 60th birthday, we will credit specified premiums due under the policy for the period that the insured continues to be totally disabled, but only up to the policy anniversary nearest the insured’s 65th birthday.

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The premium must continue to be paid until the claim for specified premium is approved by us. A premium paid and later waived will be refunded. If total disability begins during a grace period, payment of the overdue premium is required to avoid a lapse of insurance before we approve the claim for the specified premium benefit.

Specified premiums credited by us will not be deducted from the death benefit proceeds.

If the Waiver of Specified Premium benefit is in effect, all benefits included under the policy, excluding optional benefits that are issued as attachments to the policy, shall continue as long as the policy does not terminate.

WRITTEN NOTICE AND PROOF OF CLAIM. Written notice and satisfactory proof of the insured’s total disability must be given to us while this rider is in force:

(1)	during the life of the insured;
(2)	during the period of total disability;
(3)	within one year after the beginning of the total disability; and
(4)	before the policy anniversary nearest the insured’s 65th birthday.

Failure to give written notice and satisfactory proof within one year will not cause the denial of a claim if it is shown that the written notice and satisfactory proof were given as soon as was reasonably possible. However, no specified premium due more than one year prior to our receipt of satisfactory proof of claim will be credited.

Satisfactory proof of continuance of total disability must be given to us as often as we reasonably require. After the first two years of continuous disability, satisfactory proof will not be required more than once a year.

Examination of the insured at our expense by physicians approved by us may be required as part of any satisfactory proof. If satisfactory proof is not given to us when required, no further specified premiums will be credited.

EXCLUSION AND LIMITATIONS. No benefit will be paid if disability results from or is contributed to by:

(1)	attempted suicide, or intentionally self-inflicted injury, while sane or insane;
(2)	an act of declared or undeclared war, whether or not the insured is a member of any armed forces;
(3)	any active participation in a riot, insurrection or terrorist activity;
(4)	an attempt to commit, or commission of, an assault or felony;
(5)	voluntary intake or use by means of:
(a)	any drug, unless prescribed or administered by a physician and taken in accordance with the physician’s instructions; or
(b)	poison, gas or fumes, unless a direct result of an occupational accident;
(6)	intoxication as defined by the jurisdiction where the total disability occurred; or
(7)	participation in an illegal occupation or activity.

TERMINATION. This rider will terminate at the earliest of:

(1)	when the policy terminates;
(2)	on the expiry date shown on the policy schedule. However, the termination will not affect an eligible claim for total disability that occurred before age 65; or
(3)	when we receive written notice from you requesting termination of this rider.

VALUES. This rider does not have cash surrender value or loan value.

AMERITAS LIFE INSURANCE CORP.

President	Secretary

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